

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

Via E-mail
Adi Hoess
Chief Executive Officer
Affimed Therapeutics B.V.
Technologiepark, Im Neuenheimer Feld 582
69120 Heidelberg, Germany

> **Re: Affimed Therapeutics B.V.**
> **Draft Registration Statement on Form F-1**
> **Submitted May 23, 2014**
> **CIK No. 0001608390**

Dear Mr. Hoess:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have yet to submit several of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering

Prospectus Summary
Our Business, page 1

4. In this summary, please define the following words and phrases:

- "biospecific" and "trispecific;" and

- "tetravalent architecture."

5. The chart displaying your developmental pipeline should include only product candidates that are in at least the preclinical stage and should reflect only the latest clinical stage either currently underway or completed. Accordingly, you should remove the reference to the TandAb compound that is still in the discovery phase and adjust the arrow for AFM13 as a treatment for Hodgkin Lymphoma to the end of the Phase 1 column.

Risks Associated with Our Business, page 4

6. Please include a bullet point that addresses the going concern opinion expressed by your independent registered public accounting firm.

7. Please include a bullet point that addresses how your product candidates are being developed using new technologies and that, if true, no drugs utilizing these technologies or methods of action have yet been approved, per your risk factor on page 13. In addition, please expand that risk factor to state, and note in this bullet point as well, that the approval of your product candidates are less certain than approval of drugs that do not employ such novel technologies or methods of action.

Risk Factors
"We may not be able to protect our intellectual property rights throughout the world," page 38

8. We note that you have patent applications pending in China. Accordingly, identify China as one of those countries that have not protected a company's patents and other intellectual property to the same extent as the United States.

Risks Relating to Our Common Shares and this Offering
"We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules . . .," page 43

9. Please disclose that, as a foreign private issuer, you also are permitted to disclose the annual compensation of your named executive officers on an aggregate rather than an

individual basis assuming that Dutch law does not require you to disclose, and you have not otherwise disclosed, your executive compensation on an individual basis.

"Our common shares are issued under the laws of the Netherlands . . .," page 47

10. This risk factor is similar to the first one on page 46. Please merge them into a single risk factor and eliminate any overlap to avoid duplication.

"We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code . . .," page 47

11. In this risk factor, briefly identify the best practice provisions of the DCGC with which you do not comply.

"Claims of U.S. civil liabilities may not be enforceable against us," page 47

12. In this risk factor, and in the "Enforcement of Judgments" section on page 163, please disclose whether an investor could have difficulties bringing an original action in Dutch court to enforce liabilities based on the U.S. federal securities laws. We refer you to Item 101(g) of Regulation S-K.

"We may be classified as a "passive foreign investment company" (a "PFIC") in 2014 or any future years . . .," page 48

13. Please disclose that you do not intend to provide the information that would enable investors to take a qualified electing fund ("QEF") election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

Market and Industry Data, page 50

14. Please remove the statement "(W)e have not independently verified the market and industry data obtained from these third-party sources." It is not appropriate to disclaim responsibility for any of the disclosure included in your registration statement.

Use of Proceeds, page 52

15. Please indicate the developmental stage you hope to attain for each of AFM13, AFM11 and AFM21 using the allocated net proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General

16. Please note the following once your IPO price has been determined:

- Please provide to us supplementally quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance;

- Please confirm that no additional equity issuances were made subsequent to the latest balance sheet date or provide additional disclosure in that regard; and

- We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

Contractual obligations and commitments
Contingencies, page 69

17. Please quantify the aggregate amount of your contingencies under your license agreements.

Internal Control over Financial Reporting, page 71

18. Please specifically disclose the material weaknesses identified in your internal controls over financial reporting. In addition, disclose the remediation measures you plan to implement.

Business
Our Product Candidates, page 87

19. Please revise your discussion to state, as applicable, where the ongoing, completed and planned clinical trials you have conducted were or will be located and the regulatory application(s) that have been filed for each product candidate, whether by you or a different entity, as well as the approximate date of filing. If no such applications have been filed for any product candidate, please explain the reason(s) you believe this was unnecessary.

20. In your discussion of the AFM13-101 data, please explain what the expressions "$AUC0-\infty$" and "Cmax" represent.

Management
Board Composition and Election of Directors After this Offering, page 119

21. Please identify those Dutch corporate governance requirements with which you intend to comply in lieu of Nasdaq requirements.

<u>Compensation of Managing Directors and Supervisory Directors, page 119</u>

22. Please supplementally advise, with a view to amending your disclosure, whether you are required to disclose, or have disclosed, in the Netherlands the annual compensation of your named executive officers on an individual basis for the most recently completed fiscal year.

<u>Taxation</u>
<u>German Tax Considerations</u>
<u>Taxation of Dividends, page 142</u>

23. Please disclose whether there is a U.S.-Germany double taxation treaty that reduces the German withholding tax rate on distributions made to U.S. investors.

<u>Dutch Tax Considerations, page 149</u>

24. Please delete your disclaimer that the ensuing discussion regarding Dutch tax considerations "is intended as general information only" as it implies that an investor may not rely on the tax information contained in the registration statement.

<u>Enforcement of Judgments, page 163</u>

25. Since your headquarters are located in Germany, disclose whether an investor could find it difficult to enforce a U.S. court judgment based on the civil liabilities provisions of the U.S. federal securities laws, or to bring an original action to enforce liabilities based on those laws, against you or your executive officers and directors, in a German court in addition to a Dutch court.

<u>Where You Can Find More Information, page 164</u>

26. Disclose that you will file a Form 20-F annual report with the Commission within four months following the end of your fiscal year.

<u>Index to Consolidated Financial Statements</u>
<u>General</u>

27. Please provide audited financial statements of the registrant Affimed Therapeutics B.V. as specified by Item 8 of Form 20-F or tell us why you believe such financial statements are not required.

<u>Consolidated Statement of Comprehensive Loss, page F-4</u>

28. Please disclose pro forma net loss per share for 2013 on the statement of comprehensive loss assuming the conversion of all outstanding preferred shares into common shares.

Please also disclose pro forma net loss per share in Selected Financial Data. We note the disclosure of pro forma net loss per share on page 8.

Notes to the Consolidated Financial Statements
Note 6. Revenue
Collaboration agreement Amphivena, page F-17

29. Please tell us why it is appropriate to net your share in funding Amphivena to earned revenues and cite for us the relevant accounting literature that supports your accounting.

30. Please disclose the accounting for your 28% interest in Amphivena and tell us where it is classified.

Note 19. Preferred shares, page F-23

31. Regarding the valuation of your preferred shares, please tell us the following for each valuation date, as applicable:

- Discount rate;

- Period of future cash flows; and

- Significant inputs used in the option pricing model.

Note 20. Share-based payments, page F-23

32. Please provide all the disclosures required by paragraphs 45-52 of IFRS 2, as applicable, or tell us where you have complied with the guidance. For example, please provide the number and weighted average exercise prices of share options for each of the group of options presented in paragraph 45(b) of IFRS 2.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Richard D. Truesdell, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, NY 10017